- 80 9/6/05



05041824

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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CONFIDENTIAL

SEC FILE NUMBER
8- 29620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York,	New York	10038
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa O'Leary 212-208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHAPDELAINE & CO.

FINANCIAL STATEMENT

AS OF JUNE 30, 2005

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Chapdelaine & Co.

We have audited the accompanying statement of financial condition of Chapdelaine & Co. as of June 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine & Co. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants

August 19, 2005
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2005

ASSETS

Cash	$ 948,785
Receivable from brokers and dealers	13,573,389
Prepaid expenses	182,523
Other current assets	1,127,377
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $755,746	220,616
Clearing deposits	1,289,373
Investment in non-marketable securities	3,300
Total Assets	$17,345,363

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Payable to brokers and dealers	$12,326,696
Accounts payable, accrued expenses and other liabilities	2,413,495
Total Liabilities	14,740,191
COMMITMENTS AND CONTINGENT LIABILITIES	
Partners' capital	2,605,172
Total Liabilities and Partners' Equity	$17,345,363

The accompanying notes are an integral part of this financial statement

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through December 31, 2010, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2006	$ 915,459
2007	1,052,838
2008	1,054,104
2009	1,040,180
2010	1,010,610
2011	505,305
Total	$5,578,496

Rent expense for the year ended June 30, 2005 totaled $479,999.

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2005 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2006	$ 5,321

The Company has an outstanding letter of credit with Atlantic Bank in the amount of $500,000 issued to its landlord in lieu of a cash security deposit. The letter of credit expires February 28, 2006 and may be extended from time to time.

The Company has an outstanding letter of credit with Wachovia Bank in the amount of $750,000 issued in lieu of a clearing deposit. The letter of credit expires September 1, 2005 and may be extended from time to time.

CHAPDELAINE & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2005

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through December 31, 2010, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2006	$ 915,459
2007	1,052,838
2008	1,054,104
2009	1,040,180
2010	1,010,610
2011	505,305
Total	$5,578,496

Rent expense for the year ended June 30, 2005 totaled $479,999.

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2005 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2006	$ 5,321

The Company has an outstanding letter of credit with Atlantic Bank in the amount of $500,000 issued to its landlord in lieu of a cash security deposit. The letter of credit expires February 28, 2006 and may be extended from time to time.

The Company has an outstanding letter of credit with Wachovia Bank in the amount of $750,000 issued in lieu of a clearing deposit. The letter of credit expires September 1, 2005 and may be extended from time to time.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

The Company has entered in a $2,000,000 revolving credit line agreement with Atlantic Bank. The agreement contains various covenants, which place restrictions on loan repayment or extensions. At June 30, 2005 the Company has not drawn down against the credit line.

Counsel has advised that there is no litigation of a material nature pending against the Company.

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 5- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.